UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
5,182,338

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,621,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,621,425

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.92%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 56,687,497 Shares (as defined herein) outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		85,132

	8	SHARED VOTING POWER
5,182,338

	9	SOLE DISPOSITIVE POWER
85,132

	10	SHARED DISPOSITIVE POWER
5,621,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,706,557

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.07%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		185,561

	8	SHARED VOTING POWER
5,182,338

	9	SOLE DISPOSITIVE POWER
185,561

	10	SHARED DISPOSITIVE POWER
5,621,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,806,986

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.24%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on May 2, 2024.

CUSIP No. 226718104	13D	Page 5 of 8 pages

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, as amended by Amendment No. 1 filed with the Commission on April 18, 2024 and Amendment No. 2 filed with the Commission on April 24, 2024 (collectively, the “Schedule 13D”), relating to the American Depository Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located at 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 8 pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Because the Reporting Persons have generated more proceeds from sales of ADS than they have spent on acquiring ADS and options to acquire ADS since the filing of Amendment No. 2 on April 24, 2024, the Reporting Persons have not had to source additional funds to acquire the ADS and options to acquire ADS purchased since the filing of Amendment No. 2 on April 24, 2024.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 3 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons. These amounts include (i) an aggregate 3,850,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, and (ii) 310,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.7930, and 200,000 ADS that the Reporting Persons have the right to recall at any time at a price of $29.036, both pursuant to a repurchase agreement with RBC Bank that terminates on July 11, 2024. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 56,687,497 Shares outstanding as of April 30, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed by the Issuer with the Commission on May 2, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 3 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of Amendment No. 2 on April 24, 2024 are set forth on Schedule 4 attached hereto.

CUSIP No. 226718104	13D	Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

May 15, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek
(Name)

May 15, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel
(Name)

May 15, 2024
(Date)

CUSIP No. 226718104	13D	Page 8 of 8 pages

SCHEDULE 4

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of Amendment No. 2

The following table sets forth all transactions in the ADS effected since the filing of Amendment No. 2 on April 24, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Buy	3,750	CRTO US Equity	35.635101	20240423
Petrus Advisers LTD	Buy	11,250	CRTO US Equity	35.681660	20240423
Petrus Advisers LTD	Sell	-11,700	CRTO US Equity	36.692906	20240424
Petrus Advisers LTD	Sell	-250	CRTO US Equity	36.600000	20240424
Petrus Advisers LTD	Buy	10,000	CRTO US Equity	36.386932	20240424
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	36.572800	20240425
Petrus Advisers LTD	Buy	5,000	CRTO US Equity	36.627960	20240425
Petrus Advisers LTD	Buy	1,500	CRTO US Equity	36.710800	20240425
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	36.321400	20240425
Petrus Advisers LTD	Sell	-14,300	CRTO US Equity	36.836748	20240426
Petrus Advisers LTD	Buy	14,250	CRTO US Equity	36.693665	20240426
Petrus Advisers LTD	Buy	14,000	CRTO US Equity	36.303426	20240429
Petrus Advisers LTD	Buy	2,500	CRTO US Equity	35.913604	20240430
Petrus Advisers LTD	Buy	7,641	CRTO US Equity	35.466097	20240430
Petrus Advisers LTD	Buy	1,500	CRTO US Equity	35.799467	20240430
Petrus Advisers LTD	Buy	12,359	CRTO US Equity	35.248459	20240430
Petrus Advisers LTD	Buy	1,000	CRTO US Equity	36.069480	20240501
Petrus Advisers LTD	Sell	-9,465	CRTO US Equity	38.017779	20240502
Petrus Advisers LTD	Buy	20,562	CRTO US Equity	37.785238	20240502
Petrus Advisers LTD	Buy	4,438	CRTO US Equity	37.468936	20240502
Petrus Advisers LTD	Buy	2,000	CRTO US Equity	37.767510	20240502
Petrus Advisers LTD	Sell	-38,000	CRTO US Equity	37.469132	20240503
Petrus Advisers LTD	Buy	500	CRTO US Equity	38.371600	20240503
Petrus Advisers LTD	Buy	34,000	CRTO US Equity	37.473754	20240506
Petrus Advisers LTD	Buy	12,251	CRTO US Equity	37.112020	20240506
Petrus Advisers LTD	Buy	3,500	CRTO US Equity	37.264794	20240506
Petrus Advisers LTD	Buy	5,249	CRTO US Equity	37.195456	20240506
Petrus Advisers LTD	Buy	11,380	CRTO US Equity	37.331257	20240508
Petrus Advisers LTD	Buy	5,735	CRTO US Equity	37.626179	20240509
Petrus Advisers LTD	Buy	19,265	CRTO US Equity	37.515230	20240509
Petrus Advisers LTD	Buy	65,000	CRTO US Equity	37.150000	20240510
Petrus Advisers LTD	Buy	23,500	CRTO US Equity	37.349797	20240510
Petrus Advisers LTD	Buy	4,272	CRTO US Equity	37.328087	20240510
Petrus Advisers LTD	Buy	11,976	CRTO US Equity	37.430874	20240510
Petrus Advisers LTD	Sell	-5,000	CRTO US 07/19/24 C25 Equity	12.500000	20240510
Petrus Advisers LTD	Buy	8,000	CRTO US 07/19/24 C37.5 Equity	2.406300	20240510
Petrus Advisers LTD	Sell	-1,145	CRTO US Equity	37.834786	20240513
Petrus Advisers LTD	Sell	-6,122	CRTO US Equity	37.817016	20240513
Petrus Advisers LTD	Sell	-4,414	CRTO US Equity	37.807941	20240513
Petrus Advisers LTD	Sell	-575,000	CRTO US Equity	37.500000	20240513
Petrus Advisers LTD	Buy	5,000	CRTO US 06/21/24 C37.5 Equity	2.200000	20240513
Petrus Advisers LTD	Sell	-5,000	CRTO US 06/21/24 C42.5 Equity	0.250000	20240513
Petrus Advisers LTD	Buy	5,000	CRTO US 07/19/24 C37.5 Equity	2.300000	20240513
Petrus Advisers LTD	Sell	-5,000	CRTO US 07/19/24 C45 Equity	0.250000	20240513
Petrus Advisers LTD	Buy	5,000	CRTO US 10/18/24 C37.5 Equity	4.000000	20240513
Petrus Advisers LTD	Sell	-5,000	CRTO US 10/18/24 C45 Equity	1.450000	20240513

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.